Northern Lights Fund Trust

4020 South 147th Street

Omaha, Nebraska 68137

January 27, 2012

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	APP WD: Withdrawal of Northern Lights Fund Trust’s Application for an Order under Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended File No. 812-14002

Dear Sir or Madam:

On January 26, 2012, Preservation Trust Advisors and Northern Lights Fund Trust (together, the “Applicants”) filed an amended application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an order of exemption from Section 15(a) of the Act and Rule 18f-2 under the Act and from certain disclosure requirements under various rules and forms (the “Amendment”), accession number 0000910472-12-000184.  Due to an administrative error, the filing was inadvertently filed under File number 812-14002   (“Inadvertent Filing”).   By this letter, we hereby respectfully request that the Inadvertent Filing be withdrawn and that the Commission take no further action with respect thereto.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (614) 469-3265.

Sincerely,

James P. Ash
Secretary, Northern Lights Fund Trust